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                      DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
                              200 N. Westlake Blvd.
                                     Suite 202
                        Westlake Village, California 91362
                                  (805) 381-2700


November 9, 1999

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-6
Washington, D.C. 20549
ATTN:  Larry M. Spirgel, Esq.

       Re: DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
           REGISTRATION STATEMENT ON FORM SB-2 FILED APRIL 26, 1999 REGISTRATION NO. 333-76977

Ladies and Gentlemen:

     Dental/Medical Diagnostic Systems, Inc., a Delaware corporation (the "Company"), hereby requests the Commission's consent to the withdrawal of the above-referenced Registration Statement under the Securities Act of 1933, as amended (the "Act"). As a result of market conditions, the Company has decided not to pursue registration of shares of its Common Stock at this time. None of the securities included in the Registration Statement filed under the Act have been sold by the Company.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at
(805) 381-2700.

                                           Very truly yours,

                                           /s/ STEPHEN F. ROSS
                                           -------------------------
                                           Stephen F. Ross
                                           Chief Financial Officer


cc: Murray Markiles, Esq.